November 6, 2018

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Brutlag:

On May 11, 2018, the Registrant, on behalf of its series, Eventide Limited-Term Bond Fund (the “Fund”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”). In a telephone conversation on June 25, 2018, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

Principal Investment Strategies

Comment 1: The Staff finds that the Fund’s use of “limited-term” in its name is reasonable given that the Fund’s average maturity will not exceed five years. However, please clarify at the end of the first full paragraph on page 5 of the Prospectus that it is the Fund’s weighted average maturity (“WAM”), not its effective maturity, that will not exceed five years.

Response: The Registrant believes that weighted average effective duration is a more appropriate measure of interest rate risk than WAM. For example, mortgage-backed securities often have stated maturities that far exceed their average lives or effective maturity/duration. Another example is preferred stock investments that have, and are priced to, a short call date. For these reasons, the Registrant believes that WAM may overstate the interest rate sensitivity and interest rate risk of the portfolio. The Registrant believes that effective duration is a more commonly referenced measure than effective maturity. The Registrant believes that the portfolio has and will continue to be managed in a manner that is consistent with a limited-term strategy (i.e., a portfolio exhibiting interest rate sensitivity that is between short and intermediate term). For these reasons, the

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217	4829-4126-7307.1

Ms. Samantha Brutlag

November 6, 2018

Registrant has amended the last sentence of the first full paragraph on page 5 of the Prospectus to state as follows:

The fixed income investments may be of any maturity or credit quality, but the Fund’s weighted average effective ~~maturity~~ portfolio duration will not exceed five years.

Comment 2: Please confirm that the Registrant has provided accurate and complete disclosures on how the Fund intends to use derivative instruments. Any principal investment strategy disclosure related to derivatives should be tailored specifically to how the Fund expects to be managed and should address those strategies that the Fund expects to the be the most important means of achieving its objectives. Additionally, the disclosure concerning the principal risks of the Fund should be similarly tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions.

Response: The Registrant, following additional discussions with the sub-adviser, believes it is appropriate to remove the use of derivative instruments as a principal investment strategy. While derivatives have at times been utilized by the sub-adviser as an alternative means of generating income, their use has been infrequent and have not been an important means of achieving the Fund’s objectives, nor are they expected to be an important means of achieving the Fund’s objectives in the future. As a result, the Registrant has removed all references to derivative instruments from the principal investment strategies of the Fund to more accurately reflect the expected drivers of Fund objectives.

Principal Risks of Investing in the Fund

Comment 3: The first sentence of the paragraph marked “Derivatives Risk” states that “The Fund may invest a percentage of its assets in derivatives, such as E-mini S&P 500 futures and index options contracts, to pursue its investment objective.” Please clarify the meaning of this sentence. Will the Fund be writing options? If so, please describe on what and to what extent. Please add any associated risk disclosure regarding the use of options.

Response: The Registrant refers to its response to Comment 2 and believes it is appropriate to remove the use of derivative instruments as a principal risk of investing in the Fund.

Performance

Comment 4: The eighth sentence of the paragraph on pages 8-9 of the Prospectus states “Prior to May 31, 2017, the Predecessor Fund’s Class I shares were called Class C shares, and the fee structure was different.” Please explain to the Staff how the fee structure was different. If the fees were lower prior to May 31, 2017, please disclose such fact to avoid potentially misleading shareholders.

Response: Class C shares, which existed prior to May 31, 2017, had an overall higher fee structure relative to Class I shares. Class C shares had a maximum deferred sales charge (load) of 1.00%, a redemption fee of 2.00% and a distribution fee of 1.00%. Class I shares do not have a sales charge

Ms. Samantha Brutlag

November 6, 2018

(load), and do not charge a distribution fee. Because the fees for Class C shares were higher, the Registrant does not believe additional disclosures are appropriate.

Comment 5: Please provide the Staff with a completed Average Annual Total Return table prior to the Prospectus’s effectiveness.

Response: The Registrant refers to the tables below which will be included in the Prospectus:

Annual Total Returns

During the period shown in the bar chart, the highest return for a quarter was 2.38% (quarter ended March 31, 2012) and lowest return for a quarter was -2.26% (quarter ended December 31, 2016).

Prior to May 31, 2017, the Fund’s Class I shares were called Class C shares, and the fee structure was different.  Those shares sold before May 31, 2017 were subject to a contingent deferred sales load, which is not reflected in returns set forth in the table below.  If the contingent deferred sales load was included, the returns would be less than those shown.

For the period December 31, 2017 to June 30, 2018, the Investor Class shares’ total return was -1.03%.

Average Annual Total Returns (for the periods ended December 31, 2017)

Class A Shares	1 Year	5 Year	Since Inception (7/28/2010)
Return Before Taxes	-1.86%	0.88%	2.20%
Return After Taxes on Distributions	-2.75%	-0.03%	1.25%
Return After Taxes on Distributions and Sale of Fund Shares	-1.02%	0.26%	1.29%
Barclays Capital Intermediate Aggregate Index (reflects no deduction for fees, expenses or taxes)	2.27%	1.70%	2.51%
Class I Shares	1 Year	5 Year	Since Inception (7/28/2010)
Return Before Taxes	3.08%	1.31%	2.20%
Barclays Capital Intermediate Aggregate Index (reflects no deduction for fees, expenses or taxes)	2.27%	1.70%	2.51%

Ms. Samantha Brutlag

November 6, 2018

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on the investor’s tax situation and may differ from those shown above.  After-tax returns do not apply to investors who hold shares in a tax-deferred account, such as an individual retirement account or a 401(k) plan.  After tax returns are only shown for Class A shares and after tax returns for Class I shares will vary.

Appendix A

Comment 6: Please confirm that Appendix A includes all available sales charges and waivers.

Response: The Registrant so confirms.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser